			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Nine Months Ended September 30
		2016	2015

	Income before income tax expense and equity in income of Unconsolidated Joint Ventures, and gain on disposition, net of tax (1)	$87,762	$101,337

	Add back:
	Fixed charges	84,725	72,176
	Amortization of previously capitalized interest	2,146	1,545
	Distributed income of Unconsolidated Joint Ventures	49,779	46,298

	Deduct:
	Capitalized interest	(17,892)	(24,569)

	Earnings available for fixed charges and preferred dividends	$206,520	$196,787

	Fixed charges:
	Interest expense	$61,845	$44,451
	Capitalized interest	17,892	24,569
	Interest portion of rent expense	4,988	3,156

	Total fixed charges	$84,725	$72,176

	Preferred dividends	17,353	17,353

	Total fixed charges and preferred dividends	$102,078	$89,529

	Ratio of earnings to fixed charges and preferred dividends	2.0	2.2

(1)
In 2015, the adjustment of $0.4 million that was made to reduce the tax recognized as a result of the sale of International Plaza has also been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends.